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                                                                       Exhibit 3



                                ACQUISITION AGREEMENT


    Whereas Fix-Corp, Inc., a corporation which is registered in Ohio, hereinafter referred to as "FIXX", and Lifechoice, Inc., a Utah corporation, to become a Delaware corporation, hereinafter referred to as "MUNO", wish to effect a stock purchase and reorganization; thereupon the said corporations agree as follows:

                                          I

    MUNO, is a Utah corporation in good standing with the Secretary of State. It is a public company and is currently trading on the NASD-OTC Bulletin Board. There are no assets or liabilities with regard to said corporation's financial status, and it is therefore commonly referred to as a "public shell". The present capitalization consists of 9,798,990 free trading shares currently in the ownership among approximately 291 shareholders. Said current shareholder list will be presented to FIXX upon completion of the asset purchase herein. In addition, there are 10,201,010 restricted shares owned by the Worthington Company (DBA by Paul Parshall, wholly owned proprietorship entity).

                                          II

    All of the currently issued and outstanding shares of FIXX shall be transferred into ownership by MUNO. Simultaneously, MUNO shall issue to the current shareholders of FIXX new and additional shares, which shall be restricted, so as to effect a 90% ownership by the current FIXX shareholders of the total shares outstanding of MUNO. Prior to said issuance, the current total number of MUNO shares shall be reverse split by a ratio of 50 to 1. Thereupon, after said split and after said merger completion, the following resultant number of shares shall be outstanding:

    A. Current FIXX corporation shall own a total of 3,600,000 restricted shares;
    B.   Worthington Company shall own a total of 204,020 restricted shares;

    C. The 291 public stockholders of MUNO shall own a total of 195,980 free trading shares ;

    D. The resulting total outstanding and issued shares shall thereupon be 4,000,000.

                                         III

    In consideration of the transfer of said 90% controlling interest to FIXX, the cash sum of $U.S. 125,000 shall be paid by FIXX by certified check to the Worthington Company, for consulting fees, and 100,000 shares of restricted common stock, with $125,000 payable upon the signing of this agreement.


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                                          IV

    The closing of said acquisition shall consist of both corporations effecting signed resolutions by the respective Boards of Directors, authorizing said acquisition, reverse split of shares, and said transfer of shares. Paul Parshall agrees to travel to a mutually agreed on time and place to carry out consulting activities to effect said acquisition. This shall include the necessary documents to effect any required name changes, obtaining a new CUSIP number, Standard and Poor's application, printing and issuance of stock certificates, issuing press releases, verifying the minutes, books and records of both corporations, and such other duties as he deems necessary to effect the said acquisition. Upon the consolidation, all current officers and directors of MUNO shall resign and the current shareholders of FIXX shall elect new officers and directors.

    In consideration for Paul Parshall offering the above-mentioned services, which is contemplated to require approximately 3 full days in Florida or Missouri, FIXX shall prepay Paul Parshall's air fare, travel expenses, and all out-of-pocket expenses for food & lodging. However, prior to the said consolidation being effected, FIXX and its current shareholders are requested to obtain independent legal Counsel to advise them as to the consequences and liability with regard to said consolidation. Any fees in connection with Paul Parshall's services payable to outside third parties, or regulating agencies, shall be paid by FIXX.

                                          V

    MUNO, represents to FIXX that it is a Utah corporation, in good standing with said Secretary of State. There are no assets or liabilities within said corporation. There is no pending litigation, either civil, criminal or regulatory against MUNO, nor are there any current claims that Paul Parshall has knowledge of that is reasonably expected to lead to such litigation in the future, due to any past deeds or acts of MUNO, its past officers or past directors, or shareholders. Upon the completion of this acquisition, FIXX's assets shall become the property of MUNO, with 90% of MUNO's current outstanding shares becoming owned by FIXX. In the event that within three (3) months of the closing date of this acquisition, there are any substantial liabilities of claims against MUNO which are discovered by FIXX within said three months time period, thereupon FIXX shall have the right to rescind this agreement and effect a transfer of its assets back to its current shareholders. However, said rescission must be done in good faith and only in the event that said claims or liabilities would have a significant impact upon the continuing operations of FIXX. By way of an example, if a creditor asserts a claim for $500.00 due to a past debt, and this is the only liability found, Paul Parshall shall have the option to reimburse FIXX to avoid the rescission.

                                          VI

    FIXX assumes all liability and responsibility for any and all problems, expenses, litigation, regulatory expenses and actions, in connection with MUNO continued existence and operation, after the date of said acquisition. Paul Parshall shall not be liable or assume any responsibility for any failure or problems in connection with such matters as stock trading, liquidity, lack of market


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makers, lack of regulatory permission to issue new stock for consideration, which FIXX and MUNO may or may not be able to complete or comply with in the future.

                                         VII

    This agreement is conditioned upon the financial statement and records and business plan information of FIXX being physically mailed or presented to Paul Parshall for his review and approval. Said records shall be presented to Paul Parshall on or before October 06, 1995, and he shall thereupon have 72 hours to approve or disapprove of said material. Said approval is being carried out as part of a "due diligence" review on behalf of the current shareholders of MUNO.

                                         VIII

    It is contemplated that the name of MUNO, shall be changed to "Fix-Corp, Inc.", upon the effective date of said acquisition, and Paul Parshall shall assist with said name change.

                                          IX

    It is contemplated that the current transfer agent for MUNO is Transamerica Securities Inc., an SEC approved transfer agent. FIXX agrees to continue to use said transfer agent for a minimum of (2) years. By way of full disclosure, Paul Parshall is a shareholder and director of said transfer agent. The fees to be charged to effect any stock transfers shall be the usual and customary fees currently being charged by similar transfer agents.

                                          X

    In the event that FIXX fails to complete this consolidation agreement, unless extended by mutual consent, and MUNO is ready, willing and able to complete said consolidation by said date, thereupon the aforesaid $125,000 deposit sum shall be retained by Paul Parshall as liquidated damages.

                                          XI

    This agreement shall be governed by the laws of Nevada, and in the event of any dispute, the parties agree to binding arbitration, pursuant to the rules of the American Arbitration Association, with the prevailing party to be awarded attorney fees and all court costs in the event of any litigation.


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    Wherefore the parties agree and co sent to the above.


/s/ Mark Fixler                              /s/ Paul Parshall
-----------------------------------          ----------------------------------
Fix-Corp, Inc.                               Lifechoice, Inc.
Mark Fixler                                  Paul L. Parshall
President                                    Chief Executive Officer

DATED                                        DATED
     ------------------------------               -----------------------------
Mark Fixler                                  Paul L. Parshall
27040 Cedar Rd., STE 104                     115 Park Rd.
Beachwood, OH 44122                          Worthington, OH 43085
Tel:  (216) 292-3182                         Tel:  (614) 888-6200


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